UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D



            Under the Securities Exchange Act of 1934


                       Hexcel Corporation
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                        (Name of Issuer)


             Common Stock, par value $.01 per share
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                 (Title of Class of Securities)

                           428290 10 0
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                          (CUSIP Number)


                         John J. McGraw
                     Ciba-Geigy Corporation
                      520 White Plains Road
                 Tarrytown, New York 10591-9005
                         (914) 785-2041

----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                       September 29, 1995
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     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement[X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Page 1 of 137 pages)

               Index to Exhibits on page 9 of 137

CUSIP No. 428290 10 0         13D       Page  2  of 137 Pages
          ----------                         ----   ---



1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Ciba-Geigy Corporation
               I.R.S. No. 13-1834433

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
                                                            (b) [ ]


3         SEC USE ONLY


4         SOURCE OF FUNDS
               OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2 (d) OR 2(e)                       [x]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
               New York


          NUMBER OF         7         SOLE VOTING POWER
                                             18,021,672 shares*
          SHARES

          BENEFICIALLY      8         SHARED VOTING POWER
                                             0 shares

          OWNED BY          9         SOLE DISPOSITIVE POWER
                                             18,021,672 shares*

          EACH             10        SHARED DISPOSITIVE POWER
                                             0 shares

          REPORTING

          PERSON WITH



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               18,021,672 shares*

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                         [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               49.9%

14        TYPE OF REPORTING PERSON
               CO

--------------------------------
* Based upon certain assumptions. See Item 5.

Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Hexcel Corporation (the "Issuer"), a Delaware corporation. The address of the principal executive offices of the Issuer is 5794 W. Las Positas Boulevard, Pleasanton, CA 94588-8781.


Item 2.   Identity and Background.

          This statement on Schedule 13D is filed by Ciba- Geigy Corporation ("CGC"), a New York corporation, which has its principal executive offices at 520 White Plains Road, Tarrytown, New York 10591-9005. CGC resulted from the merger in 1970 of Ciba Corporation of Summit, New Jersey, and Geigy Chemical Corporation of Ardsley, New York. CGC and its subsidiaries are leading developers and manufacturers of agricultural chemicals, pharmaceuticals, dyes, polymers, vision care products and specialty chemicals in the United States. CGC is a wholly-owned subsidiary of Ciba-Geigy Limited ("Ciba"), a Swiss corporation located in Basle, Switzerland. The name, business address, present principal occupation and citizenship of each executive officer and member of the Board of Directors of CGC are set forth on Schedule 1 hereto. To the best knowledge of CGC, other than the matters described in Schedule 2, neither CGC nor any of such officers and directors have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to the terms of a Strategic Alliance Agreement (the "Strategic Alliance Agreement") dated as of September 29, 1995, among Ciba, CGC and the Issuer, Ciba and CGC will transfer to the Issuer and the Issuer's subsidiaries certain assets and properties and the Issuer will assume certain liabilities, all in exchange for (a) an amount of newly issued shares of Common Stock equal to 49.9% of the issued and outstanding Common Stock after giving effect to such issuance, (b) $25 million in cash and (c) subordinated debt securities in an aggregate principal amount of approximately $48 million, subject to certain post-closing adjustments more fully described in the Strategic Alliance Agreement. The closing of such transaction is subject to a number of significant conditions. The foregoing summary of the Strategic Alliance Agreement is qualified in its entirety by reference to the Strategic Alliance Agreement, a copy of which is filed as an Exhibit hereto and incorporated by reference herein.

Item 4.   Purpose of Transaction.

          CGC will acquire the Common Stock to make a long- term equity investment in the Issuer and to participate on the board of directors of the Issuer, in each case as more fully described in the Governance Agreement (the "Governance Agreement") between Ciba and Hexcel to be dated as of the date of the closing of the Strategic Alliance Agreement (the "Closing"), a copy of which is filed as an Exhibit hereto and incorporated by reference herein. The Governance Agreement will provide for significant restrictions on Ciba and CGC's ability to purchase Common Stock, to dispose of Common Stock and to vote their Common Stock. CGC reserves the right, in light of its assessment of the Issuer's business and prospects, market conditions, CGC's business objectives and other relevant factors, to acquire additional shares of Common Stock or dispose of all or part of its holdings, in each case subject to the terms of the Governance Agreement. Except as otherwise disclosed herein (including the conditions to Closing and board participation described above and in the exhibits hereto), CGC does not contemplate seeking to effect any action which would be required to be disclosed pursuant to this Item
4. See also Item 6.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------


          (a) and (b) As further described in Item 3 above, Ciba and CGC will together receive an amount of newly issued Common Stock equal to 49.9% of the issued and outstanding Common Stock after giving effect to such issuance. Based upon a total of 18,093,903 outstanding shares of Common Stock as of August 4, 1995, at or before Closing, the Issuer will issue an additional 18,021,672 shares of Common Stock, for a total of 36,115,575 outstanding shares. The newly issued 18,021,672 shares, which will represent 49.9% of the total number of outstanding shares of Common Stock, will be transferred to Ciba and CGC. The allocation of Common Stock between Ciba and CGC is yet to be determined. (c) Neither CGC nor, to the best knowledge of CGC, any of the persons listed in Schedule 1 hereto, has effected any transaction in Common Stock in the past 60 days. (d) None. (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

          The Strategic Alliance Agreement provides that the parties will enter into various Ancillary Agreements (as defined therein), including the Governance Agreement, to be executed at Closing. Such Ancillary Agreements include a registration rights agreement governing the registration under the Securities Act of 1933 of dispositions of Common Stock by Ciba or CGC. The Governance Agreement will provide for significant restrictions on Ciba and CGC's ability to purchase Common Stock, to dispose of Common Stock and to vote their Common Stock.

The foregoing summary of the Governance Agreement is qualified in its entirety by reference to the Governance Agreement, the form of which is filed as an Exhibit hereto and incorporated by reference herein.

Item 7.           Material to be Filed as Exhibits.

          1. Strategic Alliance Agreement dated as of September 29, 1995 among Ciba, CGC and the Issuer.

          2. Form of Governance Agreement between Ciba and the Issuer.

                              SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 6, 1995


                                       Ciba-Geigy Corporation,



                                       /s/ Stanley Sherman
                                       -----------------------------
                                       Name: Stanley Sherman
                                       Title: Vice President, Finance
                                              and Information Services

                           Index to Exhibits



 Exhibit No.        Description                        Page No.

     1              Strategic Alliance Agreement          15
                    dated as of September 29, 1995
                    among Ciba-Geigy Limited, Ciba-
                    Geigy Corporation and Hexcel
                    Corporation.

     2              Form of Governance Agreement          117
                    between Ciba-Geigy Limited and
                    Hexcel Corporation

                                                            SCHEDULE 1


           Members of the Board of Directors and Officers of
                        Ciba-Geigy Corporation

                                                    Present Principal
Name and Business Address       Citizenship         Occupation or Employemnt
-------------------------       -----------         ------------------------

R. Barth                        U.S.A.              Director; Chairman of the
c/o Ciba-Geigy Corporation                          Board; President & Chief
520 White Plains Road                               Executive Officer
Tarrytown, NY 10591-2041

J. Boehle, Jr.                  U.S.A.              Vice President, Internal
c/o Ciba-Geigy Corporation                          Audit & Administration
7 Skyline Drive
Hawthorne, NY 10532

E.J. Bontempo                   U.S.A.              Director; Vice President;
c/o Ciba-Geigy Corporation                          President, Agricultural
410 Swing Road                                      Group
Greensboro, NC 27419

C.G. Bradley                    U.S.A.              Vice President; Chairman of
c/o Ciba Vision Corporation                         the Board, Ciba Vision
11460 Johns Creek Parkway                           Corporation
Duluth, GA 30136-1518

S.H. Goldberg                   U.S.A.              Vice President, Human
c/o Ciba-Geigy Corporation                          Resources
520 White Plains Road
Tarrytown, NY 10591-2041

J. Habermeier                   Switzerland         Vice President; President,
c/o Ciba-Geigy Corporation                          Composites Division
5115 East La Palma Avenue
Anaheim, CA 92007

H.E. Kinne                      U.S.A.              Director; Vice President;
c/o Ciba-Geigy Corporation                          President, Additives
7 Skyline Drive                                     Division
Hawthorne, NY 10532

A. Krauer                       Switzerland         Director; Chief Executive
c/o Ciba-Geigy Limited                              Officer, Ciba-Geigy Limited
CH-4002 Basle
Switzerland

H.V. Lemaster                   U.S.A.              Director; Vice President;
c/o Ciba-Geigy Corporation                          President Textile Products
410 Swing Road                                      Division
Greensboro, NC 27419

H. Lippuner                     Switzerland         Director; Chief Operating
c/o Ciba-Geigy Limited                              Officer, Ciba-Geigy Limited
CH-4002 Basle
Switzerland

J.J. McGraw                     U.S.A.              Director; Vice President,
c/o Ciba-Geigy Limited                              General Counsel & Secretary
520 White Plains Road
Tarrytown, NY 10591-2041

R.A. Meyer                      Switzerland         Director; Chief Financial
c/o Ciba-Geigy Limited                              Officer, Ciba-Geigy Limited
CH-4002 Basle
Switzerland

J. Munigle                      U.S.A.              Vice President Toxicology,
c/o Ciba-Geigy Corporation                          Regulatory Auditing &
520 White Plains Road                               Compliance
Ardsley, NY 10402

C.O. O'Brien                    U.S.A.              Director; Retired
c/o Ciba-Geigy Corporation
520 White Plains Road
Tarrytown, NY 10591-2041

M. Riediker                     Switzerland         Vice President; President,
c/o Ciba-Geigy Corporation                          Polymers Division
7 Skyline Drive
Hawthorne, NY 10532

J. Schaefle                     France              Vice President; President,
c/o Ciba-Geigy Corporation                          Pigments Division
James & Water Streets
Newport, DE 19804

J. Schneller                    U.S.A.              Director, Retired
c/o Ciba-Geigy Corporation      Switzerland
520 White Plains Road
Tarrytown, NY 10591-2041

S. Sherman                      U.S.A.              Director; Vice President,
c/o Ciba-Geigy Corporation                          Finance & Information
520 White Plains Road                               Services
Tarrytown, NY 10591-2041

J.T. Sullivan                   U.S.A.              Director; Senior Vice
c/o Ciba-Geigy Corporation                          President
520 White Plains Road
Tarrytown, NY 10591-2041

D. Taylor                       U.S.A.              Vice President, Public
c/o Ciba-Geigy Corporation                          Affairs & Communications
520 White Plains Road
Tarrytown, NY 10591-2041

D.G. Watson                     United              Director; Vice President;
c/o Ciba-Geigy Corporation      Kingdom             President, Pharmaceuticals
566 Morris Avenue                                   Division
Summit, NJ 07901

M. White                        U.S.A.              Vice President; President,
c/o Ciba-Geigy Corporation                          Chemicals Division
410 Swing Road
Greensboro, NC 27419

                                                            SCHEDULE 2


          On February 28, 1992, Ciba Geigy Corporation ("CGC") and two employees from its Toms River plant pleaded guilty in Superior Court, Law Division, Mercer County, New Jersey to one court of unintentional illegal disposal of pollutants in a double-lined landfill. Judgment of conviction was entered on March 23, 1992. As part of the settlement agreement, CGC paid a criminal fine of $3.5 million, civil penalties of $5.5 million and administrative costs of $2.35 million. At the same time, it made a contribution to the State of New Jersey of $2.5 million for environmental purposes.

          On August 14, 1992, CGC pleaded no contest in Louisiana State Court, 18th Judicial District, to fifteen misdemeanor counts arising from falsification of certain back-up quality control data relating to water discharge permits at its St. Gabriel plant and paid a $250,000 fine. At the same time, it made two contributions of $50,000 each to the Sheriff's offices of Iberville Parish and West Baton Rouge Parish.

          In 1992, CGC pleaded guilty to an Environmental Control Complaint and Summons resulting from an odor emission at its Newport, Delaware plant site. The matter was under the jurisdiction of the Delaware Justice of the Peace Court, Newport, Delaware. A fine of $598.50 was paid.